Exhibit 99.1

Adecoagro S.A.

Condensed Consolidated Interim Financial Statements as of March 31, 2017 and for the three-month periods ended March 31, 2017 and 2016

Legal information

Denomination: Adecoagro S.A.

Legal address: Vertigo Naos Building, 6, Rue Eugène Ruppert, L-2453, Luxembourg

Company activity: Agricultural and agro-industrial

Date of registration: June 11, 2010

Expiration of company charter: No term defined

Number of register (RCS Luxembourg): B153.681

Capital stock: 122,381,815 common shares (of which 1,352,397 are treasury shares)

Adecoagro S.A.

Condensed Consolidated Interim Statements of Income

for the three-month periods ended March 31, 2017 and 2016

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

	Note	March 31, 2017	March 31, 2016
		(unaudited)
Sales of goods and services rendered	4	166,091	121,484
Cost of goods sold and services rendered	5	(139,362)	(99,023)
Initial recognition and changes in fair value of biological assets and agricultural produce	14	17,365	25,833
Changes in net realizable value of agricultural produce after harvest		(227)	2,659
Margin on Manufacturing and Agricultural Activities Before Operating Expenses		43,867	50,953
General and administrative expenses	6	(14,017)	(10,304)
Selling expenses	6	(16,014)	(11,036)
Other operating income, net	8	13,272	58
Profit from Operations Before Financing and Taxation		27,108	29,671
Finance income	9	2,112	4,145
Finance costs	9	(19,442)	(28,713)
Financial results, net	9	(17,330)	(24,568)
Profit Before Income Tax		9,778	5,103
Income tax expense	10	(3,811)	(2,351)
Profit for the Period		5,967	2,752
Attributable to:
Equity holders of the parent		4,991	1,600
Non-controlling interest		976	1,152

Earnings per share attributable to the equity holders of the parent during the period:
Basic		0.04	0.01
Diluted		0.04	0.01

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Adecoagro S.A.

Condensed Consolidated Interim Statements of Comprehensive Income

for the three-month periods ended March 31, 2017 and 2016

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

	March 31, 2017	March 31, 2016
	(unaudited)

Profit for the period	5,967	2,752
Other comprehensive income:
Exchange differences on translating foreign operations	14,717	14,556
Cash flow hedge, net of tax (Note 2)	11,392	25,854
Other comprehensive earnings for the period	26,109	40,410
Total comprehensive earnings for the period	32,076	43,162

Attributable to:
Equity holders of the parent	30,885	42,857
Non-controlling interest	1,191	305

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Adecoagro S.A.

Condensed Consolidated Interim Statements of Financial Position

as of March 31, 2017 and December 31, 2016

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

		March 31,	December 31,
	Note	2017	2016
		(unaudited)
ASSETS
Non-Current Assets
Property, plant and equipment	11	872,816	802,608
Investment property	12	2,752	2,666
Intangible assets	13	17,640	17,252
Biological assets	14	8,939	8,516
Deferred income tax assets	10	32,247	38,586
Trade and other receivables	16	20,279	17,412
Other assets		572	566
Total Non-Current Assets		955,245	887,606
Current Assets
Biological assets	14	138,943	136,888
Inventories	17	118,431	111,754
Trade and other receivables	16	179,975	157,528
Derivative financial instruments	15	12,546	3,398
Other assets		46	24
Cash and cash equivalents	18	231,321	158,568
Total Current Assets		681,262	568,160
TOTAL ASSETS		1,636,507	1,455,766
SHAREHOLDERS EQUITY
Capital and reserves attributable to equity holders of the parent
Share capital	19	183,573	183,573
Share premium	19	936,191	937,250
Cumulative translation adjustment		(512,862)	(527,364)
Equity-settled compensation		18,647	17,218
Cash flow hedge		(25,907)	(37,299)
Treasury shares		(2,030)	(1,859)
Reserve from the sale of non-controlling interests in subsidiaries		41,574	41,574
Retained earnings		55,989	50,998
Equity attributable to equity holders of the parent		695,175	664,091
Non-controlling interest		7,109	7,582
TOTAL SHAREHOLDERS EQUITY		702,284	671,673
LIABILITIES
Non-Current Liabilities
Trade and other payables	21	1,442	1,427
Borrowings	22	565,607	430,304
Deferred income tax liabilities	10	17,207	14,689
Payroll and social security liabilities	23	1,371	1,235
Derivatives financial instruments	15	978	662
Provisions for other liabilities		3,648	3,299
Total Non-Current Liabilities		590,253	451,616
Current Liabilities
Trade and other payables	21	74,975	92,158
Current income tax liabilities		2,164	1,387
Payroll and social security liabilities	23	31,378	26,844
Borrowings	22	230,213	205,092
Derivative financial instruments	15	4,707	6,406
Provisions for other liabilities		533	590
Total Current Liabilities		343,970	332,477
TOTAL LIABILITIES		934,223	784,093
TOTAL SHAREHOLDERS EQUITY AND LIABILITIES		1,636,507	1,455,766

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Adecoagro S.A.

Condensed Consolidated Interim Statements of Changes in Shareholders’ Equity

for the three-month periods ended March 31, 2017 and 2016 (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

	Attributable to equity holders of the parent
	Share Capital (Note 19)	Share Premium	Cumulative Translation Adjustment	Equity-settled Compensation	Cash flow hedge	Treasury shares	Reserve from the sale of non- controlling interests in subsidiaries	Retained Earnings	Subtotal	Non- Controlling Interest	Total Shareholders’ Equity
Balance at January 1, 2016	183,573	937,674	(568,316)	16,631	(137,911)	(1,936)	41,574	48,795	520,084	7,335	527,419
Profit for the period	-	-	-	-	-	-	-	1,600	1,600	1.152	2,752
Other comprehensive income:
- Items that may be reclassified subsequently to profit or loss:
Exchange differences on translating foreign operations	-	-	15,402	-	-	-	-	-	15,402	(846)	14,556
Cash flow hedge (*)	-	-	-	-	25,855	-	-	-	25,855	(1)	25,854
Other comprehensive income for the period	-	-	15,402	-	25,855	-	-	-	41,257	(847)	40,410
Total comprehensive income for the period	-	-	15,402	-	25,855	-	-	1,600	42,857	305	43,162

Employee share options (Note 20)
- Exercised	-	181	-	(58)	-	29	-	-	152	-	152
Restricted shares (Note 20):
- Value of employee services	-	-	-	1,195	-	-	-	-	1,195	-	1,195
Balance at March 31, 2016 (unaudited)	183,573	937,855	(552,914)	17,768	(112,056)	(1,907)	41,574	50,395	564,288	7,640	571,928

(*) Net of 13,288 of Income Tax.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Adecoagro S.A.

Condensed Consolidated Interim Statements of Changes in Shareholders’ Equity

for the three-month periods ended March 31, 2017 and 2016 (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

	Attributable to equity holders of the parent
	Share Capital (Note 19)	Share Premium	Cumulative Translation Adjustment	Equity-settled Compensation	Cash flow hedge	Treasury shares	Reserve from the sale of non- controlling interests in subsidiaries	Retained Earnings	Subtotal	Non- Controlling Interest	Total Shareholders’ Equity
Balance at January 1, 2017	183,573	937,250	(527,364)	17,218	(37,299)	(1,859)	41,574	50,998	664,091	7,582	671,673
Profit for the period	-	-	-	-	-	-	-	4,991	4,991	976	5,967
Other comprehensive income:
- Items that may be reclassified subsequently to profit or loss:
Exchange differences on translating foreign operations	-	-	14,502	-	-	-	-	-	14,502	215	14,717
Cash flow hedge (*)	-	-	-	-	11,392	-	-	-	11,392	-	11,392
Other comprehensive income for the period	-	-	14,502	-	11,392	-	-	-	25,894	215	26,109
Total comprehensive income for the period	-	-	14,502	-	11,392	-	-	4,991	30,885	1,191	32,076

Restricted shares (Note 20):
- Value of employee services	-	-	-	1,429	-	-	-	-	1,429	-	1,429

- Purchase of own shares	-	(1,059)	-	-	-	(171)	-	-	(1,230)	-	(1,230)
- Dividends	-	-	-	-	-	-	-	-	-	(1,664)	(1,664)
Balance at March 31, 2017 (unaudited)	183,573	936,191	(512,862)	18,647	(25,907)	(2,030)	41,574	55,989	695,175	7,109	702,284

(*) Net of 5,920 of Income Tax.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Adecoagro S.A.

Condensed Consolidated Interim Statements of Cash Flows

for the three-month periods ended March 31, 2017 and 2016

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

	Note	March 31, 2017	March 31, 2016
		(unaudited)
Cash flows from operating activities:

Profit for the period		5,967	2,752
Adjustments for:
Income tax expense	10	3,811	2,351
Depreciation	11	17,458	13,429
Amortization	13	191	113
Loss / (gain) from disposal of other property items	8	557	(134)
Equity settled share-based compensation granted	7, 20	1,429	1,195
(Gain) from derivative financial instruments	8, 9	(14,571)	(922)
Interest and other expense, net	9	12,024	8,787
Initial recognition and changes in fair value of non harvested biological assets (unrealized)		(5,843)	(20,174)
Changes in net realizable value of agricultural produce after harvest (unrealized)		174	704
Provision and allowances		68	1,722
Foreign exchange gains, net	9	3,684	9,862
Cash flow hedge – transfer from equity	9	(666)	4,975
Subtotal		24,283	24,660
Changes in operating assets and liabilities:
(Increase) in trade and other receivables		(20,864)	(28,654)
(Decrease)/Increase in inventories		2,276	(15,072)
Decrease in biological assets		2,616	17,742
(Increase) in other assets		(17)	(51)
Decrease /(increase) in derivative financial instruments		8,066	(4,426)
(Decrease) / increase in trade and other payables		(28,522)	9,437
Increase in payroll and social security liabilities		3,860	2,303
Increase in provisions for other liabilities		111	514
Net cash generated in operating activities before interest and taxes paid		(8,191)	6,453
Income tax paid		(278)	(66)
Net cash generated from operating activities		(8,469)	6,387

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Adecoagro S.A.

Condensed Consolidated Interim Statements of Cash Flows

for the three-month periods ended March 31, 2017 and 2016 (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

	Note	March 31, 2017	March 31, 2016
		(unaudited)
Cash flows from investing activities:

Purchases of property, plant and equipment		(58,535)	(29,919)
Purchases of intangible assets	13	(101)	(667)
Interest received	9	1,422	2,796
Proceeds from sale of property, plant and equipment		222	153
Net cash used in investing activities		(56,992)	(27,637)

Cash flows from financing activities:

Proceeds from equity settled share-based compensation exercise		-	152
Proceeds from long-term borrowings		149,801	40,167
Payments of long-term borrowings		(45,567)	(27,200)
Proceeds from short-term borrowings		52,604	50,526
Payment of short-term borrowings		(2,021)	(11,541)
Payment of derivatives financial instruments		(2,704)	-
Interest paid		(10,046)	(8,765)
Purchase of own shares		(1,230)	-
Dividends paid to non-controlling interest	25	(659)	-
Net cash generated from financing activities		140,178	43,339
Net decrease in cash and cash equivalents		74,717	22,089
Cash and cash equivalents at beginning of period		158,568	198,894
Effect of exchange rate changes on cash and cash equivalents		(1,964)	2,705
Cash and cash equivalents at end of period		231,321	223,688

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

1.	General information

Adecoagro S.A. (the "Company" or "Adecoagro") is the Group’s ultimate parent company and is a société anonyme (stock corporation) organized under the laws of the Grand Duchy of Luxembourg. Adecoagro is a holding company primarily engaged through its operating subsidiaries in agricultural and agro-industrial activities. The Company and its operating subsidiaries are collectively referred to hereinafter as the "Group". These activities are carried out through three major lines of business, namely, Farming; Sugar, Ethanol and Energy and Land Transformation. Farming is further comprised of three reportable segments, which are described in detail in Note 3 to these condensed consolidated interim financial statements.

Adecoagro is a public company listed in the New York Stock Exchange as a foreign registered company under the symbol of AGRO.

These condensed consolidated interim financial statements have been approved for issue by the Board of Directors on May 12, 2017.

2.	Financial risk management

Risk management principles and processes

The Group continues to be exposed to several risks arising from financial instruments including price risk, exchange rate risk, interest rate risk, liquidity risk and credit risk. A thorough explanation of the Group´s risks and the Group´s approach to the identification, assessment and mitigation of risks is included in Note 2 to the annual financial statements. There have been no changes to the Group´s exposure and risk management principles and processes since December 31, 2016 and refers readers to the annual financial statements for information.

However, the Group considers that the following tables below provide useful information to understand the Group´s interim results for the three month period ended March 31, 2017. These disclosures do not appear in any particular order of potential materiality or probability of occurrence.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

2.	Financial risk management (continued)

•	Exchange rate risk

The following tables show the Group’s net monetary position broken down by various currencies for each functional currency in which the Group operates at March 31, 2017. All amounts are shown in US dollars.

	March 31, 2017
	(unaudited)
	Functional currency
Net monetary position (Liability)/ Asset	Argentine Peso	Brazilian Reais	Uruguayan Peso	US Dollar	Total
Argentine Peso	13,889	-	-	-	13,889
Brazilian Reais	-	(188,708)	-	-	(188,708)
US Dollar	(84,091)	(353,049)	24,319	77,489	(335,332)
Uruguayan Peso	-	-	76	-	76
Total	(70,202)	(541,757)	24,395	77,489	(510,075)

The Group’s analysis shown on the tables below is carried out based on the exposure of each functional currency subsidiary against the US dollar. The Group estimated that, other factors being constant, a 10% appreciation of the US dollar against the respective functional currencies for the period ended March 31, 2017 would have increased the Group’s Profit Before Income Tax for the period. A 10% depreciation of the US dollar against the functional currencies would have an equal and opposite effect on the income statement. A portion of this effect would be recognized as other comprehensive income since a portion of the Company’s borrowings was used as cash flow hedge of the foreign exchange rate risk of a portion of its highly probable future sales in US dollars (see Hedge Accounting - Cash Flow Hedge below for details).

	March 31, 2017
	(unaudited)
	Functional currency
Net monetary position	Argentine Peso	Brazilian Reais	Uruguayan Peso	US Dollar	Total
US Dollar	(8,409)	(35,305)	2,432	-	(41,282)
(Decrease) or increase in Profit Before Income Tax	(8,409)	(35,305)	2,432	-	(41,282)

Hedge Accounting - Cash Flow Hedge

Effective July 1, 2013, the Group formally documented and designated cash flow hedging relationships to hedge the foreign exchange rate risk of a portion of its highly probable future sales in US dollars using a portion of its borrowings denominated in US dollars, currency forwards and foreign currency floating-to-fixed interest rate swaps.

The Group expects that the cash flows will occur and affect profit or loss between 2017 and 2020.

For the period ended March 31, 2017, a total amount before income tax of US$ 17,978 gain was recognized in other comprehensive income and an amount of US$ 666 loss was reclassified from equity to profit or loss within “Financial results, net”.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

2.	Financial risk management (continued)

•	Interest rate risk

The following table shows a breakdown of the Group’s fixed-rate and floating-rate borrowings per currency denomination and functional currency of the subsidiary issuing the loans (excluding finance leases) at March 31, 2017 (all amounts are shown in US dollars):

	March 31, 2017
	(unaudited)
	Functional currency
Rate per currency denomination	Argentine Peso	Brazilian Reais	Uruguayan Peso	Total
Fixed rate:
Argentine Peso	4,775	-	-	4,775
Brazilian Reais	-	129,723	-	129,723
US Dollar	58,775	39,055	31,084	128,914
Subtotal Fixed-rate borrowings	63,550	168,778	31,084	263,412
Variable rate:
Brazilian Reais	-	67,304	-	67,304
US Dollar	48,856	416,078	-	464,934
Subtotal Variable-rate borrowings	48,856	483,382	-	532,238
Total borrowings as per analysis	112,406	652,160	31,084	795,650
Finance leases	170	-	-	170
Total borrowings at March 31, 2017	112,576	652,160	31,084	795,820

At March 31, 2017, if interest rates on floating-rate borrowings had been 1% higher (or lower) with all other variables held constant, Profit Before Income Tax for the period would decrease as follows:

	March 31, 2017
	(unaudited)
	Functional currency
Rate per currency denomination	Argentine Peso	Brazilian Reais	Uruguayan Peso	Total
Variable rate:
Brazilian Reais	-	(673)	-	(673)
US Dollar	(489)	(4,161)	-	(4,650)
Decrease in Profit Before Income Tax	(489)	(4,834)	-	(5,323)

•	Credit risk

As of March 31, 2017, four banks accounted for more than 75% of the total cash deposited (Rabobank, HSBC, JP Morgan and Banco do Brasil).

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

2.	Financial risk management (continued)

•	Derivative financial instruments

The following table shows the outstanding positions for each type of derivative contract as of March 31, 2017:

▪	Futures / Options

	March 31, 2017
Type of	Quantities (thousands) (**)	Notional	Market	Profit / (Loss) (*)
derivative contract		amount	Value Asset/ (Liability)
			(unaudited)	(unaudited)
Futures:
Sale
Corn	23	3,835	308	(362)
Soybean	(5)	52	146	385
Wheat	(36)	(5,721)	58	54
Sugar	163,008	66,422	2,194	6,993
Ethanol	900	440	6	47
Options:
Buy put
Sugar	131,293	(7,917)	9,225	2,810
Sell call
Sugar	37,897	4,302	(1,311)	3,238
Sell put
Sugar	24,194	691	(1,112)	(421)
Buy call
Soybean	(4)	78	39	(40)
Total	357,270	62,182	9,553	12,704

(*) Included in line "Gain from commodity derivative financial instruments" Note 8.

(**) All quantities expressed in tons except otherwise indicated.

Commodity future contract fair values are computed with reference to quoted market prices on future exchanges.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

2.	Financial risk management (continued)

▪	Other derivative financial instruments

As of March 31, 2017, the Group has floating-to-fixed interest rate swap, foreign currency fixed-to-floating interest rate swap and foreign currency floating-to fixed interest rate swap agreements, which were also outstanding as of December 31, 2016.

During the period ended on March 31 2017, the Group entered into a currency forward contract with Brazilian banks in order to hedge the fluctuation of the Brazilian Reais against US Dollar for a total notional amount of US$ 37.7. These contract finished in February 2017 and resulted in a recognition of US$ 0.02 million loss.

During the period ended March 31, 2016, the Group entered into several currency forward contracts with Brazilian banks in order to hedge the fluctuation of the Brazilian Reais against US Dollar for a total notional amount of US$ 21.5 million. Those contracts entered in 2016 had maturity dates ranging between March 2016 and March 2017. The outstanding contracts resulted in the recognition of a loss of US$ 0.3 million in 2016.

During the period ended on March 31, 2016, the Group entered into several currency forward contracts with Argentinian banks in order to hedge the fluctuation of the Argentinian peso against US Dollar for a total notional amount of US$ 22 million. The currency forward contracts maturity date is June 2016. The outstanding contracts resulted in the recognition of a loss amounting to US$ 0.03 million in 2016.

During the period ended on March 31, 2017 and 2016, the Group entered into several currency forward contracts in order to hedge the fluctuation of the US Dollar against Euro for a total notional amount of US$ 20.3 million and US$ 16.8 million, respectively. The currency forward contracts maturity date are between March and June 2017, and June 2016, respectively. The outstanding contracts resulted in the recognition of a loss of US$0.02 and US$ nil million, respectively.

Gain and losses on currency forward contracts are included within “Financial results, net” in the statement of income.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

3.	Segment information

IFRS 8 “Operating Segments” requires an entity to report financial and descriptive information about its reportable segments, which are operating segments or aggregations of operating segments that meet specified criteria. Operating segments are components of an entity about which separate financial information is available that is evaluated regularly by the chief operating decision maker (“CODM”) in deciding how to allocate resources and in assessing performance. The CODM evaluates the business based on the differences in the nature of its operations, products and services. The amount reported for each segment item is the measure reported to the CODM for these purposes.

The Group operates in three major lines of business, namely, Farming; Sugar, Ethanol and Energy; and Land Transformation.

•	The Group’s ‘Farming’ line of business is further comprised of three reportable segments:

▪	The Group’s ‘Crops’ Segment consists of planting, harvesting and sale of grains, oilseeds and fibers (including wheat, corn, soybeans, cotton and sunflowers, among others), and to a lesser extent the provision of grain warehousing/conditioning, handling and drying services to third parties, and the purchase and sale of crops produced by third parties crops. Each underlying crop in the Crops segment does not represent a separate operating segment. Management seeks to maximize the use of the land through the cultivation of one or more type of crops. Types and surface amount of crops cultivated may vary from harvest year to harvest year depending on several factors, some of them out of the Group´s control. Management is focused on the long-term performance of the productive land, and to that extent, the performance is assessed considering the aggregated combination, if any, of crops planted in the land. A single manager is responsible for the management of operating activity of all crops rather than for each individual crop.

▪	The Group’s ‘Rice’ Segment consists of planting, harvesting, processing and marketing of rice;

▪	The Group’s ‘Dairy’ Segment consists of the production and sale of raw milk;

▪	The Group’s ‘All Other Segments’ column consists of the aggregation of the remaining non-reportable operating segments, which do not meet the quantitative thresholds for disclosure and for which the Group's management does not consider them to be of continuing significance as from January 1, 2014, namely, Coffee and Cattle.

•	The Group’s ‘Sugar, Ethanol and Energy’ Segment consists of cultivating sugarcane which is processed in owned sugar mills, transformed into ethanol, sugar and electricity and marketed;

•	The Group’s ‘Land Transformation’ Segment comprises the (i) identification and acquisition of underdeveloped and undermanaged farmland businesses; and (ii) realization of value through the strategic disposition of assets (generating profits).

The measurement principles for the Group’s segment reporting structure are based on the IFRS principles adopted in the interim financial statements.

Total segment assets and liabilities are measured in a manner consistent with that of the condensed consolidated interim financial statements. These assets and liabilities are allocated based on the operations of the segment and the physical location of the asset. The Group’s investment in the joint venture CHS S.A. is allocated to the ‘Crops’ segment.

The following table presents information with respect to the Group’s reportable segments. Certain other activities of a holding function nature not allocable to the segments are disclosed in the column ‘Corporate’.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

3.	Segment information (continued)

Segment analysis for the three-month period ended March 31, 2017 (unaudited)

	Farming					Sugar, Ethanol and Energy	Land Transformation	Corporate	Total
	Crops	Rice	Dairy	All Other Segments	Farming subtotal
Sales of goods and services rendered	25,196	19,260	10,812	171	55,439	110,652	-	-	166,091
Cost of goods sold and services rendered	(25,136)	(17,436)	(10,485)	(56)	(53,113)	(86,249)	-	-	(139,362)
Initial recognition and changes in fair value of biological assets and agricultural produce	11,897	6,022	1,941	184	20,044	(2,679)	-	-	17,365
Changes in net realizable value of agricultural produce after harvest	(227)	-	-	-	(227)	-	-	-	(227)
Margin on Manufacturing and Agricultural Activities Before Operating Expenses	11,730	7,846	2,268	299	22,143	21,724	-	-	43,867
General and administrative expenses	(673)	(1,125)	(239)	(43)	(2,080)	(6,865)	-	(5,072)	(14,017)
Selling expenses	(1,032)	(3,085)	(239)	(4)	(4,360)	(11,606)	-	(48)	(16,014)
Other operating (loss)/income, net	2,160	174	250	(161)	2,423	10,887	-	(38)	13,272
Profit / (loss) from Operations Before Financing and Taxation	12,185	3,810	2,040	91	18,126	14,140	-	(5,158)	27,108

Depreciation and amortization	(335)	(922)	(238)	(30)	(1,525)	(16,124)	-	-	(17,649)
Initial recognition and changes in fair value of biological assets and agricultural produce (unrealized)	9,960	5,673	-	184	15,817	(9,974)	-	-	5,843
Initial recognition and changes in fair value of biological assets and agricultural produce (realized)	1,937	349	1,941	-	4,227	7,295	-	-	11,522
Changes in net realizable value of agricultural produce after harvest (unrealized)	(174)	-	-	-	(174)	-	-	-	(174)
Changes in net realizable value of agricultural produce after harvest (realized)	(53)	-	-	-	(53)	-	-	-	(53)

Farmlands and farmland improvements, net	70,286	19,274	155	5,680	95,395	27,491	-	-	122,886
Machinery, equipment and other fixed assets, net	4,393	16,074	7,558	467	28,492	461,042	-	-	489,534
Bearer plants, net	-	-	-	1,913	1,913	230,448	-	-	232,361
Work in progress	1,193	5,281	2,349	-	8,823	19,212	-	-	28,035
Investment property	-	-	-	2,752	2,752	-	-	-	2,752
Goodwill	3,903	1,794	-	1,218	6,915	6,892	-	-	13,807
Biological assets	52,512	3,701	7,211	3,052	66,476	81,406	-	-	147,882
Inventories	20,789	43,637	3,009	-	67,435	50,996	-	-	118,431
Total segment assets	153,076	89,761	20,282	15,082	278,201	877,487	-	-	1,155,688
Borrowings	78,911	66,905	968	6,056	152,840	642,980	-	-	795,820
Total segment liabilities	78,911	66,905	968	6,056	152,840	642,980	-	-	795,820

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

3.	Segment information (continued)

Segment analysis for the three-month period ended March 31, 2016 (unaudited)

	Farming					Sugar, Ethanol and Energy	Land Transformation	Corporate	Total
	Crops	Rice	Dairy	All Other Segments	Farming subtotal
Sales of goods and services rendered	21,949	20,549	5,169	266	47,933	73,551	-	-	121,484
Cost of goods sold and services rendered	(21,805)	(18,414)	(5,153)	(32)	(45,404)	(53,619)	-	-	(99,023)
Initial recognition and changes in fair value of biological assets and agricultural produce	16,040	8,479	434	66	25,019	814	-	-	25,833
Changes in net realizable value of agricultural produce after harvest	2,659	-	-	-	2,659	-	-	-	2,659
Margin on Manufacturing and Agricultural Activities Before Operating Expenses	18,843	10,614	450	300	30,207	20,746	-	-	50,953
General and administrative expenses	(575)	(626)	(256)	(58)	(1,515)	(3,666)	-	(5,123)	(10,304)
Selling expenses	(793)	(2,164)	(101)	(11)	(3,069)	(7,942)	-	(25)	(11,036)
Other operating (loss)/income, net	(823)	198	31	1	(593)	582	-	69	58
Profit / (loss) from Operations Before Financing and Taxation	16,652	8,022	124	232	25,030	9,720	-	(5,079)	29,671

Depreciation and amortization	(323)	(555)	(243)	(53)	(1,174)	(12,368)	-	-	(13,542)
Initial recognition and changes in fair value of biological assets and agricultural produce (unrealized)	14,772	8,479	-	-	23,251	(3,077)	-	-	20,174
Initial recognition and changes in fair value of biological assets and agricultural produce (realized)	1,268	-	434	66	1,768	3,891	-	-	5,659
Changes in net realizable value of agricultural produce after harvest (unrealized)	(704)	-	-	-	(704)	-	-	-	(704)
Changes in net realizable value of agricultural produce after harvest (realized)	3,363	-	-	-	3,363	-	-	-	3,363

Farmlands and farmland improvements, net	68,224	18,868	168	5,504	92,764	26,734	-	-	119,498
Machinery, equipment and other fixed assets, net	3,892	14,949	7,449	467	26,757	418,543	-	-	445,300
Bearer plants, net	-	-	-	1,860	1,860	214,309	-	-	216,169
Work in progress	1,100	3,274	2,727	-	7,101	14,540	-	-	21,641
Investment property	-	-	-	2,666	2,666	-	-	-	2,666
Goodwill	3,782	1,737	-	1,186	6,705	6,700	-	-	13,405
Biological assets	28,189	25,575	6,827	2,433	63,024	82,380	-	-	145,404
Inventories	29,562	12,102	2,060	-	43,724	68,030		-	111,754
Total segment assets	134,749	76,505	19,231	14,116	244,601	831,236	-	-	1,075,837
Borrowings	43,878	47,156	616	10,449	102,099	533,297	-	-	635,396
Total segment liabilities	43,878	47,156	616	10,449	102,099	533,297	-	-	635,396

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

4.	Sales

	March 31, 2017	March 31, 2016
	(unaudited)
Sales of manufactured products and services rendered:
Ethanol (*)	57,279	42,625
Sugar (*)	46,970	28,233
Rice (*)	19,055	20,393
Energy	6,384	2,657
Powder milk	2,660	-
Operating leases	175	271
Services	411	428
Others	280	514
	133,214	95,121
Sales of agricultural produce and biological assets:
Soybean (*)	5,362	6,208
Cattle for dairy production	735	706
Corn (*)	9,414	7,217
Cotton (*)	-	835
Milk	7,181	4,301
Wheat	8,376	3,388
Sunflower	422	3,104
Barley	1,324	602
Others (*)	63	2
	32,877	26,363
Total sales	166,091	121,484

(*) Includes sales of corn, rice, powder milk, sugar, wheat, sunflower and others produced by third parties for an amount of US$ 7.3 million; US$ 0.7 million; US$ 2.7 million; US$ 14.0 million; US$ 4.7 million; US$ 0.2 million and US$ 0.5 million respectively.

Commitments to sell commodities at a future date

The Group entered into contracts to sell non-financial instruments, mainly, sugar, soybean and corn through sales forward contracts. Those contracts are held for purposes of delivery the non-financial instrument in accordance with the Group’s expected sales. Accordingly, as the own use exception criteria are met, those contracts are not recorded as derivatives.

The notional amount of these contracts is US$ 108 million as of March 31, 2017 (March 31, 2016: US$ 163.6 million) comprised primarily of 151.045 tons of sugar (US$ 61,9), 12.051 m³ of ethanol (US$ 1.9 million), 401.274 mhw of energy (U$S 26.1 million) , 12.956 tons of soybean (U$S 6.3 million), 55.421 tons of corn (US$ 8.3 million), and 6.436 tons of wheat (US$ 1 million) which expire between April 2017 and December 2017.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

5.	Cost of goods sold and services rendered

As of March 31, 2017:

	March 31, 2017
	Crops	Rice	Dairy	All other segments	Sugar, Ethanol and Energy	Total
Finished goods at the beginning of 2017 (Note 17)	13,117	5,473	-	-	49,601	68,191
Cost of production of manufactured products (Note 6)	77	16,992	-	56	50,946	68,071
Purchases	11,861	972	2,569	-	19,936	35,338
Agricultural produce	12,881	-	7,916	-	-	20,797
Transfer to raw material	(2,157)	-	-	-	-	(2,157)
Direct agricultural selling expenses	2,965	-	-	-	-	2,965
Tax recoveries (i)	-	-	-	-	(5,320)	(5,320)
Changes in net realizable value of agricultural produce after harvest	(227)	-	-	-	-	(227)
Finished goods at the end of March 31, 2017 (Note 17)	(13,808)	(6,153)	-	-	(30,428)	(50,389)
Exchange differences	427	152	-	-	1,514	2,093
Cost of goods sold and services rendered, and direct agricultural selling expenses	25,136	17,436	10,485	56	86,249	139,362

(i): Correspond to the presumed credit of ICMS over the sale values.

As of March 31, 2016:

	March 31, 2016
	Crops	Rice	Dairy	All other segments	Sugar, Ethanol and Energy	Total
Finished goods at the beginning of 2016	16,034	6,904	55	-	24,631	47,624
Cost of production of manufactured products (Note 6)	43	13,042	-	32	33,028	46,145
Purchases	3,111	5,312	145	-	10,356	18,924
Agricultural produce	17,615	-	5,007	-	-	22,622
Transfer to raw material	(1,838)	-	-	-	-	(1,838)
Direct agricultural selling expenses	2,184	-	-	-	-	2,184
Tax recoveries (i)	-	-	-	-	(4,850)	(4,850)
Changes in net realizable value of agricultural produce after harvest	2,659	-	-	-	-	2,659
Finished goods at the end of March 31, 2016	(16,143)	(6,034)	(46)	-	(11,146)	(33,369)
Exchange differences	(1,860)	(810)	(8)	-	1,600	(1,078)
Cost of goods sold and services rendered, and direct agricultural selling expenses	21,805	18,414	5,153	32	53,619	99,023

(i): Correspond to the presumed credit of ICMS over the sale values.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

6.	Expenses by nature

The following table provides the additional disclosure required on the nature of expenses and their relationship to the function within the Group:

Expenses by nature for the year ended March 31, 2017:

	Cost of production of manufactured products (Note 5)						General and Administrative Expenses	Selling Expenses	Total
	Crops	Rice	Dairy	All other segments	Sugar, Ethanol and Energy	Total
Salaries, social security expenses and employee benefits	-	2,081	-	54	5,298	7,433	8,329	1,512	17,274
Raw materials and consumables	77	1,182	-	-	1,179	2,438	-	-	2,438
Depreciation and amortization	-	204	-	2	12,680	12,886	1,447	181	14,514
Fuel, lubricants and others	-	34	-	-	4,770	4,804	155	38	4,997
Maintenance and repairs	-	387	-	-	2,205	2,592	286	143	3,021
Freights	-	1,739	-	-	15	1,754	-	4,033	5,787
Export taxes / selling taxes	-	-	-	-	-	-	-	6,872	6,872
Export expenses	-	-	-	-	-	-	-	690	690
Contractors and services	-	-	-	-	1,137	1,137	-	-	1,137
Energy transmission	-	-	-	-	-	-	-	789	789
Energy power	-	420	-	-	54	474	45	10	529
Professional fees	-	11	-	-	54	65	1,808	219	2,092
Other taxes	-	22	-	-	304	326	167	-	493
Contingencies	-	-	-	-	-	-	689	-	689
Lease expense and similar arrangements	-	49	-	-	-	49	350	16	415
Third parties raw materials	-	-	-	-	5,239	5,239	-	-	5,239
Tax recoveries	-	-	-	-	(492)	(492)	-	-	(492)
Others	-	138	-	-	745	883	741	1,511	3,135
Subtotal	77	6,267	-	56	33,188	39,588	14,017	16,014	69,619
Own agricultural produce consumed	-	10,725	-	-	17,758	28,483	-	-	28,483
Total	77	16,992	-	56	50,946	68,071	14,017	16,014	98,102

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

6.	Expenses by nature (continued)

Expenses by nature for the year ended March 31, 2016:

	Cost of production of manufactured products (Note 5)						General and Administrative Expenses	Selling Expenses	Total
	Crops	Rice	Dairy	All other segments	Sugar, Ethanol and Energy	Total
Salaries, social security expenses and employee benefits	-	1,430	-	24	6,757	8,211	6,653	868	15,732
Raw materials and consumables	37	719	-	-	1,442	2,198	-	-	2,198
Depreciation and amortization	-	219	-	8	10,305	10,532	1,026	161	11,719
Fuel, lubricants and others	-	26	-	-	3,215	3,241	106	25	3,372
Maintenance and repairs	-	255	-	-	1,779	2,034	194	63	2,291
Freights	3	932	-	-	-	935	-	2,974	3,909
Export taxes / selling taxes	-	-	-	-	-	-	-	4,582	4,582
Export expenses	-	-	-	-	-	-	-	625	625
Contractors and services	-	-	-	-	438	438	-	-	438
Energy transmission	-	-	-	-	-	-	-	589	589
Energy power	-	253	-	-	137	390	31	8	429
Professional fees	3	7	-	-	48	58	977	82	1,117
Other taxes	-	19	-	-	334	353	188	1	542
Contingencies	-	-	-	-	-	-	142	-	142
Lease expense and similar arrangements	-	14	-	-	184	198	301	11	510
Third parties raw materials	-	416	-	-	1,096	1,512	-	-	1,512
Tax recoveries	-	-	-	-	(2,858)	(2,858)	-	-	(2,858)
Others	-	162	-	-	150	312	686	1,047	2,045
Subtotal	43	4,452	-	32	23,027	27,554	10,304	11,036	48,894
Own agricultural produce consumed	-	8,590	-	-	10,001	18,591	-	-	18,591
Total	43	13,042	-	32	33,028	46,145	10,304	11,036	67,485

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

7.	Salaries and social security expenses

	March 31, 2017	March 31, 2016
	(unaudited)
Wages and salaries	31,876	24,141
Social security costs	7,776	5,625
Equity-settled share-based compensation	1,429	1,195
	41,081	30,961
Number of employees	8,358	8,111

8.	Other operating (loss)/income, net

	March 31, 2017	March 31, 2016
	(unaudited)
Gain/(Loss) from commodity derivative financial instruments	16,274	(170)
(Loss)/Gain from disposal of other property items	(557)	134
Compensation between energy markets	(3,247)	-
Others	802	94
	13,272	58

9.	Financial results, net

	March 31, 2017	March 31, 2016
	(unaudited)
Finance income:
- Interest income	1,422	2,796
- Cash flow hedge – transfer from equity	666	-
- Gain from interest rate/foreign exchange rate derivative financial instruments	-	1,155
- Other income	24	194
Finance income	2,112	4,145

Finance costs:
- Interest expense	(13,253)	(10,326)
- Cash flow hedge – transfer from equity	-	(4,975)
- Foreign exchange losses, net	(3,684)	(9,862)
- Taxes	(517)	(513)
- Loss from interest rate/foreign exchange rate derivative financial	(1,703)	-
- Other expenses	(285)	(3,037)
Finance costs	(19,442)	(28,713)
Total financial results, net	(17,330)	(24,568)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

10.	Taxation

Taxes on income in the interim periods are accrued using the tax rate that would be applicable to expected total annual earnings.

	March 31, 2017	March 31, 2016
	(unaudited)
Current income tax	(295)	(11,162)
Deferred income tax	(3,516)	8,811
Income tax expense	(3,811)	(2,351)

There has been no change in the statutory tax rates in the countries where the Group operates since December 31, 2016.

Argentine law includes a 10% withholding tax on dividend distributions made by Argentine companies to individuals and foreign beneficiaries. As of March 31, 2017, the Company did not record any liability on retain earnings at their Argentine subsidiaries due to its dividend policy which defines that the Company intends to retain any future earnings to finance operations and the expansion of their business and does not intend to distribute or pay any cash dividends on our common shares in the foreseeable future.

The gross movement on the deferred income tax account is as follows:

	March 31, 2017	March 31, 2016
	(unaudited)
Beginning of period asset	23,897	53,108
Exchange differences	579	6,684
Tax charge relating to cash flow hedge (i)	(5,920)	(13,288)
Income tax expense	(3,516)	8,811
End of period asset/(liability)	15,040	55,315

(i)	Relates to the gain or loss before income tax of cash flow hedge recognized in other comprehensive income net of the amount reclassified from equity to profit and loss amounting to U$S 17.978 loss for the three-month period ended March 31, 2017.

The tax on the Group’s profit before tax differs from the theoretical amount that would arise using the weighted average tax rate applicable to profits of the consolidated entities as follows:

	March 31, 2017	March 31, 2016
	(unaudited)
Tax calculated at the tax rates applicable to profits in the respective countries	(3,348)	(2,374)
Non-deductible items	(501)	(421)
Tax losses where no deferred tax asset was recognized	-	(68)
Non-taxable income	-	565
Others	38	(53)
Income tax expense	(3,811)	(2,351)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

11.	Property, plant and equipment

Changes in the Group’s property, plant and equipment in the three-month periods ended March 31, 2017 and 2016 were as follows:

	Farmlands	Farmland improvements	Buildings and facilities	Machinery, equipment, furniture and Fittings	Bearer plants	Others	Work in progress	Total
Three-month period ended March 31, 2016
Opening net book amount.	114,527	5,141	167,468	226,049	156,671	3,920	23,113	696,889
Exchange differences	(5,114)	(590)	12,616	22,471	15,871	33	(264)	45,023
Additions	-	-	2,545	15,302	11,225	296	4,211	33,579
Transfers	-	1,205	292	1,155	-	(18)	(2,634)	-
Disposals	-	-	-	(277)	-	(5)	-	(282)
Reclassification to non-income tax credits (*)	-	-	(224)	(22)	-	-	(32)	(278)
Reclassification to Investment property (Note 12)	-	-	-	(219)	-	-	-	(219)
Depreciation (Note 6)	-	(286)	(1,752)	(7,954)	(3,155)	(282)	-	(13,429)
Closing net book amount	109,413	5,470	180,945	256,505	180,612	3,944	24,394	761,283
At March 31, 2016 (unaudited)
Cost	109,413	15,504	282,702	586,447	362,773	13,850	24,394	1,395,083
Accumulated depreciation	-	(10,034)	(101,757)	(329,942)	(182,161)	(9,906)	-	(633,800)
Net book amount	109,413	5,470	180,945	256,505	180,612	3,944	24,394	761,283
Three-month period ended March 31, 2017
Opening net book amount	109,858	9,640	190,055	251,310	216,169	3,935	21,641	802,608
Exchange differences	3,364	306	5,356	7,377	6,100	127	337	22,967
Additions	-	-	5,163	31,075	18,266	860	10,742	66,106
Transfers	-	226	1,472	2,896	-	-	(4,594)	-
Disposals	-	-	(56)	(974)	-	(3)	-	(1,033)
Reclassification to non-income tax credits (*)	-	-	(33)	(250)	-	-	(91)	(374)
Reclassification to Investment property (Note 12)	-	-	-	-	-	-	-	-
Depreciation (Note 6)	-	(508)	(2,209)	(6,209)	(8,174)	(358)	-	(17,458)
Closing net book amount	113,222	9,664	199,748	285,225	232,361	4,561	28,035	872,816
At March 31, 2017 (unaudited)
Cost	113,222	20,206	303,714	621,376	422,696	14,825	28,035	1,524,074
Accumulated depreciation	-	(10,542)	(103,966)	(336,151)	(190,335)	(10,264)	-	(651,258)
Net book amount	113,222	9,664	199,748	285,225	232,361	4,561	28,035	872,816

(*) Brazilian federal tax law allows entities to take a percentage of the total cost of the assets purchased as a tax credit. As of March 31, 2017, ICMS tax credits were reclassified to trade and other receivables.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

11.	Property, plant and equipment (continued)

Depreciation charges are included in “Cost of production of Biological Assets”, “Cost of production of manufactures products”, “General and administrative expenses”, “Selling expenses” and capitalized in “Property, plant and equipment” for the period ended March 31, 2017 and 2016, respectively.

As of March 31, 2017, borrowing costs of US$ 551 (March 31, 2016: US$ 1,115) were capitalized as components of the cost of acquisition or construction of qualifying assets.

Certain of the Group’s assets have been pledged as collateral to secure the Group’s borrowings and other payables. The net book value of the pledged assets amounts to US$ 592,428 as of March 31, 2017.

As of March 31, 2017 included within property, plant and equipment balances are US$ 312 related to the net book value of assets under finance leases.

12.	Investment property

Changes in the Group’s investment property in the three-month periods ended March 31, 2017 and 2016 were as follows:

	March 31, 2017	March 31, 2016
	(unaudited)
Beginning of the period	2,666	4,796
Reclassification from Property, plant and equipment	-	219
Exchange differences	86	(760)
End of the period	2,752	4,255

Cost	2,752	4,255
Net book amount	2,752	4,255

The following amounts have been recognized in the statement of income in the line “Sales of manufactured products and services rendered”:

	March 31, 2017	March 31, 2016
	(unaudited)
Rental income	171	266

As of March 31, 2017, the fair value of investment property was US$ 57 million.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

13.	Intangible assets

Changes in the Group’s intangible assets in the three-month periods ended March 31, 2017 and 2016 were as follows:

	Goodwill	Trademarks	Software	Others	Total
Three-month period ended March 31, 2016
Opening net book amount	13,510	930	2,200	21	16,661
Exchange differences	(233)	(5)	105	-	(133)
Additions	-	-	661	6	667
Amortization charge (i) (Note 6)	-	-	(104)	(9)	(113)
Closing net book amount	13,277	925	2,862	18	17,082
At March 31, 2016 (unaudited)
Cost	13,277	2,464	4,810	173	20,724
Accumulated amortization	-	(1,539)	(1,948)	(155)	(3,642)
Net book amount	13,277	925	2,862	18	17,082

Three-month period ended March 31, 2017
Opening net book amount	13,405	922	2,901	24	17,252
Exchange differences	402	1	74	1	478
Additions	-	-	94	7	101
Amortization charge (i) (Note 6)	-	-	(180)	(11)	(191)
Closing net book amount	13,807	923	2,889	21	17,640
At March 31, 2017 (unaudited)
Cost	13,807	2,462	5,580	218	22,067
Accumulated amortization	-	(1,539)	(2,691)	(197)	(4,427)
Net book amount	13,807	923	2,889	21	17,640

(i)       Amortization charges are included in “General and administrative expenses” and “Selling expenses” for the period ended March 31, 2017 and 2016, respectively.

The Group tests annually whether goodwill has suffered any impairment. The last impairment test of goodwill was performed as of September 30, 2016.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

14.	Biological assets

Changes in the Group’s biological assets in the three-month periods ended March 31, 2017 and 2016 were as follows:

	March 31, 2017
	Crops (i)	Rice (i)	Dairy	All other segments	Sugarcane (i)	Total
Beginning of the year	28,189	25,575	6,827	2,433	82,380	145,404
Increase due to purchases	-	-	-	233	-	233
Initial recognition and changes in fair value of biological assets	11,897	6,022	1,941	184	(2,679)	17,365
Decrease due to harvest / disposals	(12,881)	(40,986)	(735)	-	(18,983)	(73,585)
Decrease due to sales of agricultural produce	-	-	(7,181)	-	-	(7,181)
Costs incurred during the year	23,779	12,565	6,133	221	18,281	60,979
Exchange differences	1,528	525	226	(19)	2,407	4,667
End of the period	52,512	3,701	7,211	3,052	81,406	147,882

	March 31, 2016
	Crops (i)	Rice (i)	Dairy	All other segments	Sugarcane (i)	Total
Beginning of the year	22,536	23,131	6,786	288	59,077	111,818
Initial recognition and changes in fair value of biological assets	16,040	8,479	434	66	814	25,833
Decrease due to harvest / disposals	(17,615)	(38,333)	(706)	-	(10,667)	(67,321)
Decrease due to sales of agricultural produce	-	-	(4,301)	-	-	(4,301)
Costs incurred during the year	16,220	9,587	5,330	242	18,951	50,330
Exchange differences	(3,207)	(2,646)	(1,031)	(30)	5,952	(962)
End of the period	33,974	218	6,512	566	74,127	115,397

(i)       Biological assets that are measured at fair value within level 3 of the hierarchy.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

14.	Biological assets (continued)

Cost of production as of March 31, 2017:

	March 31, 2017
	Crops	Rice	Dairy	All other segments	Sugar, Ethanol and Energy	Total
Salaries, social security expenses and employee benefits	1,192	2,488	1,181	95	2,136	7,092
Depreciation and amortization	129	-	-	-	558	687
Fertilizers, agrochemicals and seeds	14,175	1,052	2	-	8,372	23,601
Fuel, lubricants and others	249	268	173	1	728	1,419
Maintenance and repairs	398	676	436	49	433	1,992
Freights	16	236	37	1	-	290
Contractors and services	5,147	6,431	-	-	1,132	12,710
Feeding expenses	-	-	2,350	3	-	2,353
Veterinary expenses	-	-	421	42	-	463
Energy power	20	855	155	-	-	1,030
Professional fees	47	11	11	1	23	93
Other taxes	439	35	2	29	30	535
Lease expense and similar arrangements	1,171	176	1	-	4,609	5,957
Others	796	337	78	-	260	1,471
Subtotal	23,779	12,565	4,847	221	18,281	59,693
Own agricultural produce consumed	-	-	1,286	-	-	1,286
Total	23,779	12,565	6,133	221	18,281	60,979

Cost of production as of March 31, 2016:

	March 31, 2016
	Crops	Rice	Dairy	All other segments	Sugar, Ethanol and Energy	Total
Salaries, social security expenses and employee benefits	777	1,862	861	34	2,064	5,598
Depreciation and amortization	88	-	-	-	749	837
Fertilizers, agrochemicals and seeds	8,403	861	100	-	5,889	15,253
Fuel, lubricants and others	295	358	179	2	573	1,407
Maintenance and repairs	218	413	428	174	286	1,519
Freights	131	222	16	2	-	371
Export expenses	80	-	-	-	-	80
Contractors and services	4,185	5,173	-	-	665	10,023
Feeding expenses	-	-	1,976	-	-	1,976
Veterinary expenses	-	-	407	4	-	411
Energy power	25	286	117	-	-	428
Professional fees	37	7	25	-	38	107
Other taxes	349	32	2	24	19	426
Lease expense and similar arrangements	1,167	210	2	2	8,486	9,867
Others	465	163	112	-	182	922
Subtotal	16,220	9,587	4,225	242	18,951	49,225
Own agricultural produce consumed	-	-	1,105	-	-	1,105
Total	16,220	9,587	5,330	242	18,951	50,330

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

14.	Biological assets (continued)

Biological assets as of March 31, 2017 and December 31, 2016 were as follows:

	March 31, 2017	December 31, 2016
	(unaudited)
Non-current
Cattle for dairy production	6,833	6,584
Breeding cattle	1,695	1,533
Other cattle	411	399
	8,939	8,516
Current
Breeding cattle	946	501
Other cattle	378	243
Sown land – crops	52,512	28,189
Sown land – rice	3,701	25,575
Sown land – sugarcane	81,406	82,380
	138,943	136,888
Total biological assets	147,882	145,404

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

15.	Financial instruments

As of March 31, 2017, the financial instruments recognized at fair value on the statement of financial position comprise derivative financial instruments.

In the case of Level 1, valuation is based on unadjusted quoted prices in active markets for identical financial assets that the Group can refer to at the date of the statement of financial position. A market is deemed active if transactions take place with sufficient frequency and in sufficient quantity for price information to be available on an ongoing basis. Since a quoted price in an active market is the most reliable indicator of fair value, this should always be used if available. The financial instruments the Group has allocated to this level mainly comprise crop futures and options traded on the stock market. In the case of securities, the Group allocates them to this level when either a stock market price is available or prices are provided by a price quotation on the basis of actual market transactions.

Derivatives not traded on the stock market allocated to Level 2 are valued using models based on observable market data. For this, the Group uses inputs directly or indirectly observable in the market, other than quoted prices. If the financial instrument concerned has a fixed contract period, the inputs used for valuation must be observable for the whole of this period. The financial instruments the Group has allocated to this level mainly comprise interest-rate swaps and foreign-currency interest-rate swaps.

In the case of Level 3, the Group uses valuation techniques not based on inputs observable in the market. This is only permissible insofar as no observable market data are available. The inputs used reflect the Group’s assumptions regarding the factors, which market players would consider in their pricing. The Group uses the best available information for this, including internal company data. The Group does not have financial instruments allocated to this level for any of the periods presented.

The following tables present the Group’s financial assets and financial liabilities that are measured at fair value as of March 31, 2017 and their allocation to the fair value hierarchy:

	2017
	Level 1	Level 2	Total
Assets
Derivative financial instruments	9,852	2,694	12,546
Total assets	9,852	2,694	12,546
Liabilities
Derivative financial instruments	(299)	(5,386)	(5,685)
Total liabilities	(299)	(5,386)	(5,685)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

15.	Financial instruments (continued)

When no quoted prices in an active market are available, fair values (particularly with derivatives) are based on recognized valuation methods. The Group uses a range of valuation models for this purpose, details of which may be obtained from the following table:

Class	Pricing Method	Parameters	Pricing Model	Level	Total
Futures	Quoted price	-	-	1	2,712

Options	Quoted price	-	-	1	6,841

Foreign-currency interest-rate swaps	Theoretical price	-	-	2	633

Interest-rate swaps	Theoretical price	Swap curve; Money market interest-rate curve	Present value method	2	1,051
NDF	Quoted price	-	-	2	(4,376)
					6,861

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

16.	Trade and other receivables, net

	March 31, 2017	December 31, 2016
	(unaudited)
Non current
Trade receivables	1,807	1,802
Trade receivables – net	1,807	1,802
Advances to suppliers	2,078	1,930
Income tax credits	8,427	7,472
Non-income tax credits (i)	3,415	1,853
Judicial deposits	3,379	3,280
Other receivables	1,173	1,075
Non current portion	20,279	17,412
Current
Trade receivables	71,650	61,546
Receivables from related parties (Note 25)	8,359	8,114
Less: Allowance for trade receivables	(701)	(643)
Trade receivables – net	79,308	69,017
Prepaid expenses	13,966	8,302
Advance to suppliers	27,865	21,451
Income tax credits	7,501	7,116
Non-income tax credits (i)	44,103	43,572
Cash collateral	3,506	3,546
Receivables from related parties (Note 25)	43	172
Other receivables	3,683	4,352
Subtotal	100,667	88,511
Current portion	179,975	157,528
Total trade and other receivables, net	200,254	174,940

(i) Includes US$ 374 for the three month period ended March 31, 2017 reclassified from property, plant and equipment (for the year ended December 31, 2016: US$ 1,499).

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

16.	Trade and other receivables, net (continued)

The fair values of current trade and other receivables approximate their respective carrying amounts due to their short-term nature. The fair values of non-current trade and other receivables approximate their carrying amount, as the impact of discounting is not significant.

The carrying amounts of the Group’s trade and other receivables are denominated in the following currencies (expressed in US dollars):

	March 31, 2017	December 31, 2016
	(unaudited)
Currency
US Dollar	64,844	54,012
Argentine Peso	54,622	45,641
Uruguayan Peso	701	762
Brazilian Reais	80,087	74,525
	200,254	174,940

As of March 31, 2017 trade receivables of US$ 10,710 (December 31, 2016: US$ 14,641) were past due but not impaired. The ageing analysis of these receivables indicates that US$ 5,184 and US$ 5,264 are over 6 months in March 31, 2017 and December 31, 2016, respectively.

The creation and release of allowance for trade receivables have been included in ‘Selling expenses’ in the statement of income. Amounts charged to the allowance account are generally written off, when there is no expectation of recovering additional cash.

The other classes within other receivables do not contain impaired assets.

The maximum exposure to credit risk at the reporting date is the carrying value of each class of receivable mentioned above.

17.	Inventories

	March 31, 2017	December 31, 2016
	(unaudited)
Raw materials	67,697	42,108
Finished goods	50,389	68,191
Stocks held by third parties	153	1,308
Others	192	147
	118,431	111,754

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

18.	Cash and cash equivalents

	March 31, 2017	December 31, 2016
	(unaudited)
Cash at bank and on hand	175,508	130,001
Short-term bank deposits	55,813	28,567
	231,321	158,568

19.	Shareholder´s Contributions

	Number of shares (thousands)	Share capital and share premium
At January 1, 2016	122,382	1,121,247
Employee share options exercised (Note 20)	-	181
At March 31, 2016	122,382	1,121,428

At January 1, 2017	122,382	1,120,823
Purchase of own shares	-	(1,059)
At March 31, 2017	122,382	1,119,764

20.	Equity-settled share-based payments

The Group has set a “2004 Incentive Option Plan” and a “2007/2008 Equity Incentive Plan” (collectively referred to as “Option Schemes”) under which the Group grants equity-settled options to senior managers and selected employees of the Group´s subsidiaries. Additionally, in 2010 the Group has set a “Adecoagro Restricted Share and Restricted Stock Unit Plan” (referred to as “Restricted Share Plan”) under which the Group grants restricted shares, or restricted stock units to senior and medium management and key employees of the Group’s subsidiaries.

(a)	Option Schemes

No expense was accrued for both periods under the Options Schemes.

As of March 31, 2017 nil options (March 31, 2016: 19,604) were exercised, and nil (March 31, 2016: nil) were forfeited.

(b)	Restricted Share and Restricted Stock Unit Plan

As of March 31, 2017, the Group recognized compensation expense US$ 1.4 million related to the restricted shares granted under the Restricted Share Plan (2016: US$ 1.2 million).

For the three-month period ended March 31, 2017, nil Restricted Stock Units were granted, (2016: nil), nil vested, (2016: nil), and 4,540 were forfeited (2016: 9,289).

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

21.	Trade and other payables

	March 31, 2017	December 31, 2016
	(unaudited)
Non-current
Payable from acquisition of property, plant and equipment (i)	1,042	1,042
Other payables	400	385
	1,442	1,427
Current
Trade payables	66,688	77,325
Advances from customers	1,820	7,758
Amounts due to related parties (Note 25)	2,396	1,152
Taxes payable	2,921	4,685
Other payables	1,150	1,238
	74,975	92,158
Total trade and other payables	76,417	93,585

(i)	These trades payable are mainly collateralized by property, plant and equipment.

22.	Borrowings

	March 31, 2017	December 31, 2016
	(unaudited)
Non-current
Bank borrowings (*)	565,502	430,202
Obligations under finance leases	105	102
	565,607	430,304
Current
Bank overdrafts	3,917	90
Bank borrowings (*)	226,231	204,923
Obligations under finance leases	65	79
	230,213	205,092
Total borrowings	795,820	635,396

(*) The Group was in compliance with the related covenants under the respective loan agreements.

As of March 31, 2017, total bank borrowings include collateralized liabilities of US$ 668,408 (December 31, 2016: US$ 525,663). These loans are mainly collateralized by property, plant and equipment sugarcane plantations, sugar export contracts and shares of certain subsidiaries of the Group.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

22.	Borrowings (continued)

The maturity of the Group's borrowings (excluding obligations under finance leases) and the Group's exposure to fixed and variable interest rates is as follows:

	March 31, 2017	December 31, 2016
	(unaudited)
Fixed rate:
Less than 1 year	123,291	67,682
Between 1 and 2 years	44,497	43,630
Between 2 and 3 years	35,981	40,047
Between 3 and 4 years	22,492	21,857
Between 4 and 5 years	21,729	21,116
More than 5 years	15,422	20,239
	263,412	214,571
Variable rate:
Less than 1 year	106,857	137,331
Between 1 and 2 years	160,934	150,517
Between 2 and 3 years	106,216	81,947
Between 3 and 4 years	87,586	18,457
Between 4 and 5 years	60,526	18,309
More than 5 years	10,119	14,083
	532,238	420,644
	795,650	635,215

The carrying amounts of the Group’s borrowings are denominated in the following currencies (expressed in US dollars):

	March 31, 2017	December 31, 2016
	(unaudited)
Currency
US Dollar	594,018	437,307
Brazilian Reais	197,027	196,903
Argentine Peso	4,775	1,186
	795,820	635,396

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

23.	Payroll and social security liabilities

	March 31, 2017	December 31, 2016
	(unaudited)
Non-current
Social security payable	1,371	1,235
	1,371	1,235
Current
Salaries payable	10,260	7,351
Social security payable	3,126	3,063
Provision for vacations	11,302	12,109
Provision for bonuses	6,690	4,321
	31,378	26,844
Total payroll and social security liabilities	32,749	28,079

24.	Provisions for other liabilities

The Group is subject to several laws, regulations and business practices of the countries where it operates, In the ordinary course of business, the Group is subject to certain contingent liabilities with respect to existing or potential claims, lawsuits and other proceedings, including those involving tax, labor and social security, administrative and civil and other matters. The Group accrues liabilities when it is probable that future costs will be incurred and it can reasonably estimate them. The Group bases its accruals on up-to-date developments, estimates of the outcomes of the matters and legal counsel experience in contesting, litigating and settling matters. As the scope of the liabilities becomes better defined or more information is available, the Group may be required to change its estimates of future costs, which could have a material effect on its results of operations and financial condition or liquidity. There have been no material changes to claimed amounts and current proceedings since December 31, 2016.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

25.	Related-party transactions

The following is a summary of the balances and transactions with related parties:

			Income (loss) included in the statement of income		Balance receivable (payable)
Related party	Relationship	Description of transaction	March 31, 2017	March 31, 2016	March 31, 2017	December 31, 2016	Other Transactions

			(unaudited)	(unaudited)	(unaudited)		(unaudited)
Mario Jorge de Lemos Vieira/ Cia Agropecuaria Monte Alegre/	(i)	Receivables (Note 16)	-	-	43	172	-
Alfenas Agricola Ltda/ Marcelo Weyland Barbosa Vieira/ Paulo		General and Administrative expenses	-	42	-	-	-
Albert Weyland Vieira		Payables (Note 21)	-	-	(1,038)	(701)	-
CHS Agro	Joint venture	Services	19	39	-	-	-
		Payables (Note 21)	-	-	(353)	(451)	-
		Interest income	80	81	-	-	-
		Receivables (Note 16)	-	-	8,359	8,114	-
Directors and senior management	Employment	Compensation selected employees	(2,046)	(2,352)	(18,787)	(17,355)	-
The Coca-Cola Export Corporation	Non-controlling interest	Payables (Note 21)	-	-	(847)	-	-
		Dividends paid	-	-	-	-	(659)
GGalilei I Uruguay Sociedad en comandita por acciones	Non-controlling interest	Payables (Note 21)	-	-	(158)	-	-

(i) Shareholder of the Company.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

26.	Basis of preparation and presentation

The information presented in the accompanying condensed consolidated interim financial statements (“interim financial statements”) as of March 31, 2017 and for the three-month periods ended March 31, 2017 and 2016 is unaudited and in the opinion of management reflect all adjustments necessary to present fairly the financial position of the Group as of March 31, 2017, results of operations and cash flows for the three-month periods ended March 31, 2017 and 2016. All such adjustments are of a normal recurring nature. In preparing these accompanying interim financial statements, management has made certain estimates and assumptions that affect reported amounts in the financial statements and disclosures of contingencies. Actual results may differ from those estimates. The results for interim periods are not necessarily indicative of annual results.

These interim financial statements have been prepared in accordance with IAS 34, ‘Interim financial reporting’ and they should be read in conjunction with the annual financial statements for the year ended December 31, 2016, which have been prepared in accordance with IFRSs.

In order to facilitate the understanding of our Consolidated Financial Statements, we have changed the format of the presentation of our income statement. During the fourth quarter of 2016, we aggregate our sales in a single line item titled “Sales of goods and services rendered”. Likewise, the corresponding cost has also been aggregated and presented as a single line item titled “Cost of goods sold and services rendered”. The breakdown of sales is now included in Note 4 to the Consolidated Financial Statements. The comparative figures have been retroactively changed accordingly.

The accounting policies adopted in the preparation of the interim financial statements are consistent with those followed in the preparation of the Group’s annual consolidated financial statements for the year ended December 31, 2016.

A complete list of standards, amendments and interpretations to existing standards published but not yet effective for the Group is described in Note 32.1 to the annual financial statements.

Below is a description of the standards, amendments and interpretations issued by the IASB to existing standards that have been issued and are mandatory for the Group with closer adoption:

In May 2014, the IASB issued IFRS 15, "Revenue from contracts with customers", which deals with revenue recognition and establishes principles for reporting useful information to users of financial statements about the nature, amount, timing and uncertainty of revenue and cash flows arising from an entity’s contracts with customers. Revenue is recognized when a customer obtains control of a good or service and thus has the ability to direct the use and obtain the benefits from the good or service. The standard replaces IAS 18 ‘Revenue’ and IAS 11 ‘Construction contracts’ and related interpretations. The standard is effective for annual periods beginning on or after January 1, 2018 and earlier application is permitted.

In July 2014 the IASB published the final version of IFRS 9 Financial Instrument which replaces earlier versions of IFRS 9 and completes the IASB’s project to replace IAS 39 Financial Instruments: Recognition and Measurement. It includes requirements on the classification and measurement of financial assets and liabilities, as well as an expected credit losses model that replaces the current incurred loss impairment model. The standard is effective for accounting periods beginning on or after January 1, 2018. Early adoption is permitted.

We are currently evaluating the impact of our pending adoption of the new standard on our consolidated financial statements.

Seasonality of operations

The Group’s business activities are inherently seasonal. The Group generally harvest and sell its grains (corn, soybean, rice and sunflower) between February and June, with the exception of wheat, which is harvested from December to January. Coffee and cotton are different in that while both are typically harvested from June to August,

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

they require a conditioning process which takes about two to three months. Sales in other business segments, such as in Dairy business segments, tend to be more stable. However, the sale of milk is generally higher during the fourth quarter, when the weather is warmer and pasture conditions are more favorable. The sugarcane harvesting period typically begins April/May and ends in November/December. This creates fluctuations in sugar and ethanol inventory, usually peaking in December to cover sales between crop harvests (i.e., January through April). As a result of the above factors, there may be significant variations in the results of operations from one quarter to another, as planting activities may be more concentrated in one quarter whereas harvesting activities may be more concentrated in another quarter. In addition, quarterly results may vary as a result of the effects of fluctuations in commodities prices, production yields and costs on the determination of initial recognition and changes in fair value of biological assets and agricultural produce.

27.	Critical accounting estimates and judgments

The Group's critical accounting policies are also consistent with those of the audited annual financial statements for the year ended December 31, 2016 described in Note 32.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.